Exhibit 99.1

IGI Investor Presentation Fourth Quarter 2022 March 2023

International General Insurance Holdings Ltd. 2 Forward Looking Statements This presentation contains “forward - looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995 . The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward - looking statements as predictions of future events . Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward - looking statements . Forward - looking statements contained in this presentation may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding pricing and other market conditions, and our growth prospects . These forward - looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results . Most of these factors are outside of the control of IGI and are difficult to predict . Factors that may cause such differences include, but are not limited to : (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates ; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees ; (3) changes in applicable laws or regulations ; (4) the outcome of any legal proceedings that may be instituted against the Company ; (5) the potential effects of the COVID - 19 pandemic and emerging variants ; (6) the effects of the hostilities between Russia and Ukraine and the sanctions imposed on Russia by the United States, European Union, United Kingdom and others ; (7) the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq ; (8) the inability of the Company to complete the proposed acquisition of EIO or the failure to realize the anticipated benefits of the proposed acquisition of EIO ; and (9) other risks and uncertainties indicated in IGI’s filings with the SEC . The foregoing list of factors is not exclusive . In addition, forward - looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI . There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward - looking statements . You should not place undue reliance upon any forward - looking statements, which speak only as of the date made . IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based .

International General Insurance Holdings Ltd. 3 Key Market Data (1) Stock Exchange Nasdaq Symbol I GIC Market Cap/Price $365mm / $8.00 Sh. Equity/BVPS $430mm / $9.49 Employees 355 » “Underwriting first” individual risk underwriting strategy focused on profitable growth, diversification, and lower volatility » Underwriting portfolio well - diversified by line of business, product, and territory serviced by 98 underwriters (1) across 7 offices » Performance - based culture with well - respected and recognized leadership and proven expertise in intelligent risk selection across a diverse range of specialty lines » Uniquely positioned to capitalize on market opportunities through dynamic portfolio management across market cycles » Balance sheet strength and stability focused on capital preservation underpinned by a prudent reserving philosophy and conservative investment strategy » Strong shareholder alignment through significant insider ownership (Jabsheh family ownership: 30.6%) Overview IGI is an international specialist (re)insurance group with deep technical expertise providing coverage across a diversified portfolio of specialty lines A - A (1) Data as of December 31, 2022 Commitment to long - term total value creation through growth in tangible book value per share plus dividends

International General Insurance Holdings Ltd. 4 $8.32 $9.20 $9.30 $10.43 $10.72 $11.36 $12.17 $10.70 $11.51 $12.43 $0 $2 $4 $6 $8 $10 $12 $14 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 13.0% 12.4% 12.1% 10.3% 0.1% 9.8% 7.0% 10.3% 13.6% 22.7% 0% 5% 10% 15% 20% 25% 30% 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 Track Record of Maximizing Total Value Creation 10 Year Average ROE 2013 - 2022: 11.1% CAGR 2013 – 2022: 4.6% Core Operating Return on Average Shareholders’ Equity Tangible Book Value Per Share plus Dividends Public listing on Nasdaq (1) (1) IGI completed a business combination with Tiberius Acquisition Corp. and began trading on Nasdaq on March 18, 2020. As a res ult of the Business Combination, $41 million of capital was raised; in addition, IGI’s total shares outstanding were reduced causing a dilutive impact of approximately 33%.

International General Insurance Holdings Ltd. 5 IFC - CA UVE PGR AMSF AIZ TRV CB RLI AFG BRK.B WRB ALL HIG SIGI FFH - CA IGIC ACGL WTM ORI HCI MKL RE THG SAFT CNA EIG CINF RNR JRVR HMN MCY LRE - LON AXS KMPR PRA AIG DGICA ARGO UFCS GBLI SPNT GLRE Return on Tangible Equity and Sharpe Ratio 12/31/2013 - 12/31/2022 Superior Total Value Creation Source: Dowling Research. Note: The chart represents 10 - year average ROTE and Sharpe ratio (or shorter period for companies wher e 10 years is not available). Sharpe ratio is estimated as the difference between 10 Year average ROTE and 10 Year Mean U.S. Treasury, divided by the Company’s ROTE Standard Deviation. Lower Volatility, Higher Returns Higher Volatility, Higher Returns Higher Volatility, Lower Returns Lower Volatility, Lower Returns » Proven track record of higher, more consistent returns with lower volatility

International General Insurance Holdings Ltd. 6 Global Presence, Local Knowledge » Main underwriting hubs in UK, Europe, Middle East / North Africa, Asia Pacific covering a mix of mature and high - growth, under - represented geographies » Distribution relationships and presence in key territories with high degree of local knowledge, cultural compatibility, and trusted relationships London Underwriting headquarters Bermuda Group holding company domicile Underwriting parent company Casablanca Africa underwriting hub Amman Operational headquarters Kuala Lumpur Asia underwriting hub Dubai Middle East underwriting hub Malta Europe underwriting hub

Strategy to Maximize Total Value Creation over the Long-term

Consistent Execution of Underwriting Strategy

- Individual risk underwriting facilitates tighter risk control
- Global footprint, local knowledge, long relationships
- Deep technical expertise, specialized experience
- Dynamic cycle management, focused on lines with strong margins and rate momentum
- Lower volatility, prudent use of reinsurance, managed catastrophe exposure

Balance Sheet Strength, Prudent Use of Capital

- Maintain optimal level of capital for "underwriting first" strategy; return excess capital in dividends, share repurchases
- Zero financial leverage
- Prudent reserving philosophy
- Conservative investment portfolio structure – high quality fixed income; duration management

Track Record of Strong Underwriting Results

- Underwriting strategy results in average ~4 pt combined ratio advantage[1] vs. peers
- 10-year average 88.8% combined ratio
- 10-year average 11.1% core operating ROE, including soft market years
- Superior risk adjusted return, low relative volatility[2]

(1) Represents difference in average combined ratios for the period 2013–2022 between IGIC and peers. Peers include: MKL, ACGL, WRB, RE, RNR, HSX-LON, AXS, RLI, BEZ-LON, ARGO, KNSL, LRE-LON, JRVR and Lloyd's of London
(2) Source Dowling Research (see Slide 5)

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International General Insurance Holdings Ltd. 8 Well - Positioned for Future Total Value Creation Opportunities Build - out of US/European Business » US: $65.1mm GWP through 12/31/2022, including E&S business; all short - tail, primarily energy, property, and contingency » Europe: $51.7mm GWP through 12/31/2022; predominantly long - tail lines, supplemented by some short - tail business » Steady growth in short - tail lines where conditions remain strong (property, political violence, contingency, engineering, construction): cumulative net rate increases at 12/31/2022: 5.2% » Continued build out of long - tail opportunities - cumulative net rate increases at 12/31/2022: 7.1%; dedicated expertise expanded in Asia Pacific, MENA, Europe » Increased line sizes across various lines » Demonstrated ability to shift underwriting focus with market opportunities Capitalize on Market Opportunities Continued Focus on Diversification and Growth » Expected growth in Nordic markets through planned acquisition of Norwegian energy MGA » On - the - ground presence in Bermuda with gradual buildout of reinsurance treaty business » Single “hub” underwriting approach promotes efficiency in decision - making across markets » Continuous evaluation of opportunities to enter new lines/markets while maintaining overall risk appetite Prudent Capital Management » Efficient use of capital, prioritizing profitable growth in underwriting first, then returning capital to shareholders through dividends and share repurchases; repurchases 2022/2023 (as of March 1, 2023) = 2,582,317 common shares; utilized 52% of current authorization » Current share repurchase authorization of up to 5 million common shares; regular quarterly common share dividend of $0.01 per share

9 International General Insurance Holdings Ltd. Financial Performance Overview Q4/FY 2022 $156.7 million Gross Written Premium Compared to $163.5 mm in Q4’21 Decline of 4.2 % due to foreign currency movements, non - renewal of business due to inadequate rates, cautious approach to dislocation $24.7 million Net Underwriting Results Compared to $30.6 mm in Q4’21 Decline of 19.3% due to higher level of net losses partially offset by higher net earned premiums $25.7 million Profit Compared to $9.2 mm in Q4’21 Increase of $18 mm (179.3%) driven by higher net premiums earned, improved investment results, higher level of foreign exchange gains 92.4% Combined Ratio Compared to 83.8% in Q4’21 Decline due to a higher level of losses and 4.4pts unfavorable reserve development which was negatively impacted by currency movements 13.0% Core Operating ROAE Compared to 13.7% in Q4’21 Slight decline due to unfavorable reserve development which was negatively impacted by currency movements $581.8 million Gross Written Premium Compared to $545.6 mm in 2021 Premium growth of 6.6 % driven by new business, portfolio optimization achieving improved rates, terms and conditions $148.5 million Net Underwriting Results Compared to $105.8 mm in 2021 Increase of 40.4% driven by disciplined and opportunistic underwriting and a lower level of losses $85.5 million Profit Compared to $43.7 mm in 2021 Increase of 95.7% driven by disciplined underwriting, improved investment results, higher favorable development 78.5% Combined Ratio Compared to 86.4% in 2021 Improvement of 7.9pts due to higher level of losses offset by higher favorable development 22.7% Core Operating ROAE Compared to 13.6% in 2021 Improvement of 9.1pts driven by disciplined underwriting and higher favorable development Q4 2022 Full Year 2022

International General Insurance Holdings Ltd. 10 $0 $100 $200 $300 $400 $500 $600 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 GWP Millions Reinsurance Energy Engineering Marine Property General Aviation Political violence Contingency Inherent Defects Insurance Professional Lines Financial Institutions Earnings Stability Through Broad Diversification » Meaningful diversification by line of business, product, geography, broker distribution, facility vs. individual risk, and short vs. long - tail risks » ~25 lines of business written globally, supported by 7 offices GWP by Geography 12/31/2022 GWP by Line of Business United Kingdom 33% Asia 9% Middle East 10% Europe 9% North America 11% Caribbean 5% Central America 4% Africa 6% Worldwide 6% Australasia 3% South America 4%

International General Insurance Holdings Ltd. 11 $226 $240 $252 $242 $232 $275 $302 $351 $467 $546 87.9% 86.5% 84.3% 87.1% 105.0% 88.7% 94.3% 89.3% 86.4% 78.5% $0 $100 $200 $300 $400 $500 $600 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 Reinsurance Long-Tail Short-Tail IGI Combined Ratio Track Record of Profitable Growth & Strong Cycle Management » Prudent growth and cycle management balancing growth and risk selection » Opportunistic approach to capitalizing on market dislocation » 10 Year 2013 - 2022 GPW CAGR: 10.3% » 10 Year (2013 - 2022) combined ratio average: 88.8% Strong Cycle Management (1) Combined ratio 9/30/2022 GWP $Millions

International General Insurance Holdings Ltd. 12 $80.6 $47.7 $39.6 $40.5 $61.5 $161.3 $99.0 $66.5 $99.2 $112.3 $122.0 89% 88% 86% 84% 87% 105% 89% 94% 89% 86% 78% 0% 20% 40% 60% 80% 100% 120% 140% 160% $0 $20 $40 $60 $80 $100 $120 $140 $160 $180 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 Specialist Individual Risk Strategy to Protect Capital and Optimize Profitability » 73% individually underwritten as of December 31, 2022; 21% MGA - originated; 6% reinsurance » Class - underwriting profit centers irrespective of geography of risk » In - depth risk assessment of underlying exposure » Facultative reinsurance designed to enhance risk - adjusted returns » Prudent use of treaty reinsurance to protect capital Source: Swiss Re Institute, PCS, Insurance Information Institute, A.M. Best, IGI. 2021 Hurricane Ida, Winterstorm Uri 2017 Hurricanes Harvey, Irma, Maria 2018 Hurricane Michael, California wildfires Weather Earthquakes / Tsunamis Man - made IGIC Combined Ratio $Billions 2022 Hurricane Ian

International General Insurance Holdings Ltd. 13 Asset Allocation Total Investment Portfolio Credit Quality Fixed Maturity Portfolio Conservative Investment Strategy » Investment portfolio managed conservatively to ensure on - going ability to pay claims and improve ROE while avoiding undue risk Total Investment Portfolio of $990.8 Million 12/31/2022 Average Credit Quality: A - Average Duration : 3.0 Years Geographic Diversification Fixed Maturity Portfolio Cash & Cash Equivalents 8% Term Deposits 36% Fixed Income Securities 50% Equity Securities 4% Real Estate 2% AAA 1% AA 9% A 59% BBB 30% Non - Investment Grade / Unrated 1% North America 32% UK 10% Europe 16% Australasia 22% Middle East 20% Worldwide 1%

International General Insurance Holdings Ltd. 14 31% 43% 2017 2022 IBNR Net Reserves As % of Total Net Reserves Specialty – Long - Tail As % of Total NPW Favourable Reserve Development Prudent Reserving Philosophy Anchored in Conservatism and Balance Sheet Preservation (1) Data based on case + IBNR reserve development. » IBNR reserves reflect growth of specialty long - tail lines (average duration 4 - 7 years) » History of releasing reserves once losses are fully developed » No U.S. casualty exposure $24 $27 $23 $9 $6 $6 $16 $40 15% 17% 16% 5% 3% 2% 5% 11% 2015 2016 2017 2018 2019 2020 2021 2022 Favorable Development / NPE 37% 54% 2017 2022

International General Insurance Holdings Ltd. 15 Commitment to Social Responsibility and Governance Our purpose: To provide peace of mind in times of uncertainty. . This is core to our values, our business, and our corporate character. . We have a long track record of supporting our people and our communities. IGI Values are Embedded Throughout the Company Mature governance structure: » Majority independent Board with well - defined committees and charters » Robust corporate policies – subject to regular review » ESG Committee established and meets quarterly reporting to Executive and Board History of community and social support: » Significant investment in support of arts, educational, and health initiatives » Culture of participation and giving back to the communities where our people live and work Long standing commitment to Diversity & Inclusion: » Diversified workforce: culture, gender, religion, race, age, etc. » Fourth consecutive year of support for Lloyds of London ‘Dive In Festival’ supporting D&I in insurance; designated country lead for future ‘Dive In’ events in Jordan Sustainability: » ESG Committee developing strategy including sustainability and climate risk initiatives

Appendix

Selected Financial Data

($ in mm)	Year ended December 31, 2017	2018	2019	2020	2021	2022	Quarter ended December 31, 2021	2022
Operating Results:								
Gross Written Premiums	$275.1	$301.6	$349.2	$467.3	$545.6	$581.8	$163.5	$156.7
Net Underwriting Results	23.6	56.1	52.0	77.4	105.8	148.5	30.6	24.7
Core Operating Earnings	**$0.3**	**$29.5**	**$21.6**	**$35.6**	**$53.2**	**$94.4**	**$13.7**	**$13.5**
Core Operating Return on Equity (1)	**0.1%**	**9.8%**	**7.0%**	**10.3%**	**13.6%**	**22.7%**	**13.7%**	**13.0%**
Key Metrics:								
Loss Ratio	59.2%	46.5%	54.8%	53.5%	51.0%	41.9%	46.8%	55.7%
Policy acquisition expense ratio	24.7%	22.9%	21.1%	19.2%	18.3%	18.7%	17.7%	18.9%
G&A expense ratio	21.1%	19.3%	18.2%	16.6%	17.1%	17.9%	19.3%	17.8%
Combined Ratio	**105.0%**	**88.7%**	**94.1%**	**89.3%**	**86.4%**	**78.5%**	**83.8%**	**92.4%**
Financial Position:								
Investments and Cash Portfolio	$489.6	$505.0	$604.7	$775.3	$914.3	$990.8	$914.3	$990.8
Debt	--	--	--	--	--	--	--	--
Shareholders' Equity	301.4	301.2	312.1	381.0	401.9	429.8	401.9	429.8
Book Value per Share	--	--	--	$8.39	$8.83	$9.49	$8.83	$9.49
Select Ratios:								
Retention Ratio (NPW / GPW)	*58.4%*	*67.4%*	*72.2%*	*72.4%*	*70.1%*	*67.9%*	*67.8%*	*68.0%*
Premium Leverage (NPE / Shareholders' Equity)(2)	*48.7%*	*60.8%*	*71.6%*	*90.8%*	*90.8%*	*93.7%*	*90.5%*	*96.6%*
Debt-to-Total Capitalization Ratio	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*
Investment Leverage(3)	*162.5%*	*167.6%*	*200.8%*	*248.4%*	*240.0%*	*246.6%*	*240.0%*	*246.6%*

(1) Represents annualized core operating income for the period divided by average shareholders' equity; Average shareholders' equity equals the total equity at the reporting period end plus the total equity as of the beginning of the reporting period, divided by 2.
(2) Represents annualized net premium earned for the quarter divided by prior year end shareholders' equity.
(3) Represents the sum of (a) cash and short-term deposits, and (b) total investments (sum of investments, investment properties and investments in associates) divided by prior year end shareholders' equity.

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IFRS Summary Income Statement

	Year Ended December 31,						Quarter ended December 31,	
($ in mm)	2017	2018	2019	2020	2021	2022	2021	2022
Gross Written Premiums	$275.1	$301.6	$349.2	$467.3	$545.6	$581.8	$163.5	$156.7
Reinsurance Share of Insurance Premiums	(114.3)	(98.2)	(97.1)	(128.9)	(163.0)	(186.5)	(52.7)	(50.1)
Net Written Premiums	**$160.8**	**$203.4**	**$252.2**	**$338.4**	**$382.6**	**$395.3**	**$110.8**	**$106.6**
Net Change in Unearned Premiums	(14.0)	(20.1)	(36.6)	(54.9)	(37.4)	(18.9)	(24.6)	(9.6)
Net Premiums Earned	**$146.7**	**$183.3**	**$215.5**	**$283.5**	**$345.2**	**$376.4**	**$86.2**	**$97.0**
Net Claims and Claim Adjustment Expenses	(86.9)	(85.3)	(118.1)	(151.7)	(176.2)	(157.7)	(40.4)	(54.0)
Net Policy Acquisition Expenses	(36.2)	(42.0)	(45.4)	(54.4)	(63.2)	(70.2)	(15.2)	(18.3)
Net Underwriting Results	**$23.6**	**$56.1**	**$52.0**	**$77.4**	**$105.8**	**$148.5**	**$30.6**	**$24.7**
Total Investment Income (1)	13.6	9.4	13.0	8.5	8.7	16.6	(4.1)	7.5
General & Administrative Expenses	(30.9)	(35.4)	(39.3)	(46.9)	(58.9)	(67.5)	(16.7)	(17.3)
Listing Associated Extraordinary Expenses	-	-	(4.8)	(3.4)	-	-	-	-
Other Expenses, net	(1.8)	(1.2)	(1.4)	(4.4)	(6.0)	(3.7)	(2.6)	(1.2)
Changes in Fair Value of Derivative Financial Liabilities	-	-	-	(4.4)	0.7	2.9	(0.9)	(0.2)
Gain / (Loss) on Foreign Exchange	2.6	(3.4)	5.7	2.5	(4.9)	(9.1)	3.2	14.0
Profit Before Tax	**$7.0**	**$25.6**	**$25.3**	**$29.3**	**$45.4**	**$87.7**	**$9.5**	**$27.5**
Tax	0.0	(0.1)	(1.7)	(2.1)	(1.7)	(2.2)	(0.3)	(1.8)
Profit for the Period	**$7.0**	**$25.5**	**$23.6**	**$27.2**	**$43.7**	**$85.5**	**$9.2**	**$25.7**

(1) Includes interest, dividend income, realized and unrealized gain / loss on investments and investment properties, expected credit losses on investments and share of profit or loss from associates net of investment custodian fees and other investment expenses.

International General Insurance Holdings Ltd.

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IFRS Reconciliation – Core Operating Earnings

	Year Ended December 31,						Quarter ended December 31,	
($ in mm)	2017	2018	2019	2020	2021	2022	2021	2022
Profit For the Period	**$7.0**	**$25.5**	**$23.6**	**$27.2**	**$43.7**	**$85.5**	**$9.2**	**$25.7**
Realized Losses / (Gains) on Investments	(3.1)	(1.3)	(1.0)	(0.9)	(0.3)	0.7	-	0.1
Net Impairment Losses Recognized in Earnings	0.1	0.0	(0.0)	-	-	-	-	-
Unrealized Loss (Gain) on Revaluation on Financial Assets[1]	-	0.9	(1.6)	-	-	-	-	-
Expected Credit Losses on Investments	-	-	-	0.3	0.2	-	0.1	0.1
Unrealized Losses / (Gains) on Investments	(0.1)	-	-	-	(3.0)	2.8	(1.0)	(1.4)
Realized Losses / (Gains) on investment properties	-	-	-	-	-	0.1	-	0.1
Fair Value Losses / (Gains) on investment properties	-	-	0.3	2.0	1.3	0.6	0.1	0.1
Fair value (Gain) / Loss on investment properties held through associates	(1.0)	0.9	0.4	1.5	7.3	(0.3)	7.0	0.1
Changes in Fair Value of Derivative Financial Liabilities	-	-	-	4.4	(0.7)	(2.9)	0.9	0.2
(Gain) / Loss on Foreign Exchange (Tax Adjusted)[1]	(2.6)	3.4	(4.9)	(2.3)	4.7	7.9	(2.6)	(11.5)
Listing Associated Extraordinary Expenses[2]	-	-	4.8	3.4	-	-	-	-
Core Operating Income	**$0.3**	**$29.5**	**$21.6**	**$35.6**	**$53.2**	**$94.4**	**$13.7**	**$13.5**

(1) Represents a non-IFRS financial measure as the line item balances reported in the "IFRS Summary Income Statement" have been adjusted for the related tax impact.
(2) Related to the business combination with Tiberius Acquisition Corp. in March 2020.

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International General Insurance Holdings Ltd. 20 For more information: Investor Relations Robin Sidders (Head of Investor Relations) Email: Robin.Sidders@iginsure.com Telephone: +44 2072 200100 Mobile: +44 7384 514785